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                                                                 Exhibit (a)(27)

             AMSTED Successfully Completes Tender Offer for Varlen

           Merger Creates $2 Billion Transportation Equipment Leader

CHICAGO, Aug. 15--AMSTED Industries Incorporated, a leading manufacturer of products for the rail, truck and auto components industries, today announced that it has successfully completed its tender offer for the outstanding shares of Varlen Corporation (Nasdaq: VRLN) for $42 per share in cash.

The tender offer expired at 12:00 midnight New York City time on Friday, August 13, 1999. Approximately 15.8 million Varlen shares, representing approximately 93% of the total number of the shares outstanding, were tendered and accepted for purchase pursuant to the tender offer.

As the owner of over 90% of the outstanding shares, AMSTED is entitled to merge with Varlen without the need for a vote of Varlen shareholders. AMSTED expects to complete the merger Monday, August 16, 1999. Under the merger agreement, Varlen shareholders who did not sell their shares in the tender offer will be entitled to receive the same $42 per share cash price that was paid in the tender offer. Forms and instructions for obtaining payment of the merger consideration will be distributed shortly.

The merger creates a worldwide transportation equipment leader with annual sales of approximately $2 billion. As a result of the merger, AMSTED will have 10 principal operating companies made up of six from AMSTED and four from Varlen.

"With the Varlen acquisition, AMSTED will be a leading supplier in rail, truck and auto components," said Arthur W. Goetschel, AMSTED's Chairman, President and Chief Executive Offer. "Combined, we will be able to provide our customers with services and products that are unmatched in our industries. We welcome the Varlen management and employees to the AMSTED family and look forward to building our business together."

AMSTED secured financing from Citibank, N.A. as agent and Salomon Smith Barney as arranger to complete the transaction. Salomon Smith Barney also acted as financial advisor and provided a fairness opinion to AMSTED. Winston & Strawn and Schiff Hardin & Waite provided legal counsel to AMSTED.

Based in Chicago, AMSTED Industries Incorporated is a diversified manufacturer of products for the rail, construction and building and general industrial markets. With Varlen, AMSTED has annual revenues of approximately $2 billion, manufacturers its products in over 50 plants worldwide and is one of the largest 100% employee-owned companies in the country.